SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2015

KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Results of the 33rd Annual General Meeting of Shareholders

	1. Approval of Financial Statements	(Unit: KRW Million, except for earnings per share)
The 33rd Fiscal Year (Fiscal Year ended December 31, 2014)
Consolidated	- Total Assets	33,775,502	- Revenues	23,421,673
	- Total liabilities	21,985,214	- Operating income	-291,653
	- Capital stock	1,564,499	- Net income	-966,176
	- Total Stockholders’ Equity	11,790,288	Basic earnings per share (KRW)	—
KT Separate	- Total Assets	24,920,296	- Revenues	17,435,803
	- Total liabilities	15,314,442	- Operating income	-719,490
	- Capital stock	1,564,499	- Net income	-1,141,889
	- Total Stockholders’ Equity	9,605,854	Basic earnings per share (KRW)	—
	Audit Opinion	Consolidated		Unqualified
		KT Separate		Unqualified
	2. Resolution of Dividends
	Type of dividend			—
	Regular cash dividend per share (KRW)			—
	Total cash dividends (KRW)			—
	Dividend yield (%)			—
3. Status of Directors (as of the date of appointment)
	A. Approval of Appointment of Directors

Appointment of Directors

- Two (2) Inside Directors

: Heon-Moon Lim, Jeong Tae Park

- Three (3) Outside Directors

: Suk-Gwon Chang, Dong-Wook Chung, Daiwon Hyun

Appointment of members of Audit Committee

- Two (2) members of Audit Committee who are outside directors

: Dae-Geun Park, Dong-Wook Chung

	B. Number of Outside Directors Following Appointment	Total number of directors		11
		Number of outside directors		8
		Percentage of outside directors(%)		72.7
	C. Number of Auditors Following Appointment	Standing auditors		—
		Non-standing auditor		—
	D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors		4
		Number of members of Audit Committee who are non- outside directors		0

4. Details of Other Resolutions

Agenda Item No. 1. Approval of the 33rd Financial Statements

: approved as originally proposed

Agenda Item No. 2. Amendment of Articles of Incorporation

: approved as originally proposed

Agenda Item No. 3. Election of Directors

(Total of Five(5) directors: Two(2) Inside Directors, Three(3) Outside Directors)

Agenda Item 3-1. Inside Director Candidate : Heon-Moon Lim

: approved as originally proposed

Agenda Item 3-2. Inside Director Candidate : Jeong Tae Park

: approved as originally proposed

Agenda Item 3-3. Outside Director Candidate : Suk-Gwon Chang

: approved as originally proposed

Agenda Item 3-4. Outside Director Candidate : Dong-Wook Chung

: approved as originally proposed

Agenda Item 3-5. Outside Director Candidate : Daiwon Hyun

: approved as originally proposed

Agenda Item No. 4. Election of member of Audit Committee

(Total of Two(2) members of Audit Committee)

Agenda Item 4-1. Audit Committee Candidate : Dae-Geun Park

: approved as originally proposed

Agenda Item 4-2. Audit Committee Candidate : Dong-Wook Chung

: approved as originally proposed

Agenda Item No. 5. Approval of Limit on Remuneration of Directors

: approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 27, 2015
6. Reference	AGM Notice on February 24, 2015

Details Relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)

Heon-Moon Lim	November 15, 1960	1 year	Re-elected

2014 – Present Head of Customer Business Group, KT

2013 – 2014 Professor, Department of Economics and Management, Chungnam National University

2012 – 2013 Chief Operating Officer of KT Telecom & Convergence Group

2012             Chief Operating Officer of Home Customer Strategy BU, KT Home Business Group

2010 – 2012 Head of Home Customer Strategy BU, KT Home Business Group 2010 Head of Home Integrated Marketing Communication BU, KT Home Business Group

Jeong Tae Park	December 10, 1959	1 year	Newly elected

2014 – Present Head of Legal & Ethics Office, KT

2013             Head of Group Shared Service Group, KT

2012             Head of Corporate Center Strategy & Planning Office, KT

2009 – 2011 Head of Procurement Strategy Office, KT

2007 – 2008 Head of Platform Laboratory, KT

2006 – 2007 Head of Strategy & Planning Office, Corporate Planning Group, KT

2005 – 2006 Head of Service Planning Unit, KT

Details Relating to Elected Outside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)

Suk-Gwon Chang	February 21, 1956	3 years	Re-elected

2014 – Present Dean of Business School of Hanyang University

2014 – Present President, The Korean Operations Research and Management Science Society (KORMS)

1984 – Present Professor of Business School of Hanyang University

2010 – 2012 Dean of Graduate school of Hanyang Cyber University

2010 – 2011 Chairman, Korea Association for Telecommunications Policies

Dong-Wook Chung	August 22, 1949	3 years	Newly elected

2005 – Present Senior Counsel, Law Firm Kim¸ Choi & Lim

2003 – 2005 Lawyer, Law Firm Kim, Chang & Lee

1998 – 2003 Prosecutor, Seoul High Prosecutors’ Office

1997 – 1998 Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

1996 – 1997 Deputy Prosecutor, Dongbu Branch of Seoul District Prosecutors’ Office.

Daiwon Hyun	August 1, 1964	3 years	Newly elected

2014 – Present Chairman, Korea Digital Content Industry Forum

2013 – Present Advisor to the President for Creative and Innovative Economic Team, National Economic Advisory Council (NEAC)

2000 – Present Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University

2012             Chairman, Internet-based Broadcasting Service Promotion Forum (Korea Communications Commission supported)

2010 – 2011 Chairman, ‘Beautiful Internet World’ Forum

2006 – 2008 Chairman, Users’ Open Committee for Media Daum

Details Relating to Elected Audit Committee Members

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Work Experience (including current position)

Dae-Geun Park	March 15, 1958	2 years	Newly elected	Outside Director

2013 – Present Chief of the Economic Research Institute, Hanyang University

2013 – Present Chairman, Financial Development Council, Financial Services Commission

2012 – Present Consultant, Committee of Fund Management, Korea Securities Depository

1991 – Present Professor of the College of Economics and Finance, Hanyang University

2009– 2013 Committee Member, Korea Finance Corporations

Dong-Wook Chung	August 22, 1949	3 years	Newly elected	Outside Director

2005 – Present Senior Counsel, Law Firm Kim¸ Choi & Lim

2003 – 2005 Lawyer, Law Firm Kim, Chang & Lee

1998 – 2003 Prosecutor, Seoul High Prosecutors’ Office

1997 – 1998 Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

1996 – 1997 Deputy Prosecutor, Dongbu Branch of Seoul District Prosecutors’ Office.

Details Relating to amendment of business purpose

	<Before>	<After>	Reason for amendment

Amendment of business purpose	Article 2. (Purpose) The objective of KT is to engage in the following business activities 2. New media business

Article 2. (Purpose)

The objective of KT is to engage in the following business activities

2. New media business and Internet Multimedia Broadcasting Business

Addendum (March 27, 2015)

These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders

KT amends Article 2 (Purpose) – 2 (New Media Business) to add “Internet Multimedia Broadcasting Business” to clarify KT’s engagement in the IPTV business, which the company had done on the basis of “new media business”. According to the Ministry of Science, ICT, and Future Planning, the approving regulatory body, KT must stipulate “internet multimedia broadcasting business” in its business purpose to encompass KT’s commercial activities and business scope in regard to the IPTV business. Accordingly, KT must add “Internet Multimedia Broadcasting Business” to amend its business purpose to “New Media Business and Internet Multimedia Broadcasting Business